Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via EDGAR and Federal Express

February 10, 2011

Kathleen Krebs
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	China VantagePoint Acquisition Company
Amendment No. 5 to Form S-1
Filed February 4, 2011
File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued in a letter dated February 9, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended S-1.

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A limited liability partnership including professional corporations

Kathleen Krebs February 10, 2011 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.	We are still considering your response to comment one from our letter dated February 3, 2011.

COMPANY RESPONSE:  The Company acknowledges that the Staff is continuing to consider its response to this comment.

2.
We note the changes to your disclosure indicating that you have offered an aggregate of 692,856 warrants to the Oscar L. Tang Grandchildren's Trust, Hume R. Steyer and Samuels Capital Management LLC. Please provide us with a detailed analysis regarding why the concurrent private offering to the three new investors should not be integrated into your public offering and, specifically, whether your registration statement constituted a general solicitation for purposes of your concurrent offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

COMPANY RESPONSE:  Recognizing that “a company’s financing needs do not end with the filing of a registration statement,” in Securities Act Release 8828, the Staff took the position that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”  The Staff went further to discuss examples of when a private placement exemption under Section 4(2) would not be available; for example “if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering.”  The Staff went on to note:

Kathleen Krebs February 10, 2011 Page 3

On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements. [emphasis added]

In Question 139.25 of the Securities Act Section Compliance and Disclosure interpretations, the Staff also noted that:

If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.

These interpretations make clear that an issuer may conduct a private offering of securities even after the filing of a registration statement if the manner in which the private offering was conducted was consistent with the examples provided by the Staff.

As quoted above in Securities Act Release 8828, the Staff noted that a private placement conducted through “direct contact by the company or its agents outside of the public offering effort” would not be considered to be integrated with the public offering.  The Merriam-Webster online dictionary defines an agent as “one who is authorized to act for or in the place of another.”  Clearly, the Company’s officers and directors and EarlyBirdCapital, its underwriter, and their respective affiliates, would be considered agents of the Company since they were authorized to act for the Company to seek investors for the private placement.

Kathleen Krebs February 10, 2011 Page 4

In connection with the private placement of the Company’s warrants, the Company believes that each of the Oscar L. Tang Grandchildren’s Trust, Hume R. Steyer and Samuels Capital Management LLC (i) had a significant pre-existing relationship with the officers or directors of the Company, EarlyBirdCapital or their respective affiliates (in other words, the Company’s agents), (ii) were directly contacted by the Company’s officers, directors or EarlyBirdCapital, or their affiliates regarding the private placement outside of the public offering effort, and (iii) became interested in the concurrent private placement because of such relationships and contacts.  For example:

•
Hume R. Steyer is a partner of a firm at which Yiting Liu’s husband has been employed since 2007.  Ms. Liu is a director of the Company.  Through her husband, Ms. Liu has personally known Mr. Steyer for several years and thought he might be interested in investing in the private placement and discussed the investment opportunity with him.

•
Oscar L. Tang, the Trustee of the Oscar L. Tang Grandchildren’s Trust, has been a client of the firm at which Ms. Liu’s husband has been employed for several years.  Ms. Liu’s husband worked for Mr. Tang on various matters during his employment at his firm.  Ms. Liu’s husband introduced Mr. Tang to Ms. Liu to discuss the private placement because Ms. Liu’s husband believed that Mr. Tang might be interested in such an investment.

•
EarlyBirdCapital (and officers at EarlyBirdCapital) have a substantive pre-existing business relationship with Craig Samuels, who controls Samuels Capital Management LLC.  Officers of EarlyBirdCapital and Mr. Samuels have done business together for approximately 5 years and have coordinated trips to China, attended conferences together and have become personal friends. Through these business and personal relationships, EarlyBirdCapital came to learn that Mr. Samuels has a strong interest in securities of Chinese companies and SPACs.  This led them to discuss the private placement with him.

In addition, each of the private placement investors have represented to the Company that they are, and are believed by the Company to be, accredited investors.  Although each of such persons was also contacted regarding the public offering, based on the pre-existing relationships between the Company’s officers and directors and EarlyBirdCapital and their respective affiliates with such investors, that each of the Company’s officers and directors and EarlyBirdCapital and their respective affiliates would be considered agents of the Company and that each of the investors was approached by such agents specifically for purposes of the private placement, the Company does not believe that the private placement should be integrated with the public offering.

In addition, it was not the Company’s intention to seek these private placement investors at this time.  Instead, it was necessitated because FINRA took the position that any private placement warrants purchased by EarlyBirdCapital would be treated as compensation, meaning that EarlyBirdCapital would not be able to purchase all of the private placement warrants that it anticipated purchasing.  This required the Company to seek other investors for the private placement.  As the Staff noted in Securities Act Release 8828, the Staff recognizes that a company’s need for financing does not end with the filing of a registration statement.  In the case of the Company, it is due to the Company’s unexpected need for financing that the Company sought out these additional investors in a manner that complied with the Staff’s interpretive guidance.

Kathleen Krebs February 10, 2011 Page 5

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP